RELX PLC

Director/ PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rosemary Thomson
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Acquisition of 910 Ordinary Shares following the exercise of an option granted on 14 June 2023 under the RELX Group plc 2023 SAYE Share Option Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£19.76	910

d)	Aggregated information

	- Aggregated volume	910

	- Price	£19.76

e)	Date of the transaction	2026-08-03
f)	Place of the transaction	Outside of a trading venue